Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

March […], 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”) Securities Act Registration No: 333-62298 Investment Company Registration No: 811-10401 Convergence Opportunities Fund (S000043088)

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 10, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 427 to its registration statement, filed on behalf of its series, Convergence Opportunities Fund (the “Fund”).  PEA No. 427 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 24, 2014 for the sole purpose of adding disclosure to the prospectus for the Convergence Opportunities Fund related to prior performance of the adviser’s separate accounts managed using investment strategies substantially similar to those of the Fund.  The Trust is filing this PEA No. 431 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Prior Performance of the Adviser’s Similar Accounts

1.
Staff Comment:  Please confirm the statement that the Composite returns were prepared by the Adviser in compliance with GIPS standards, and explain what is meant by the statement that the Composite returns are calculated “deducting all costs incurred by the accounts.”

Response:  The Trust responds by confirming supplementally that the Fund’s investment adviser prepared the Composite returns in compliance with GIPS standards.  All returns reflect the deduction of the actual investment advisory fees charged, brokerage commissions and execution costs paid by the accounts, without provision for Federal or state income taxes.  Custodial fees, if any, were not included in the calculations.  The Trust responds further by revising the disclosure in this section to read as follows:

Prior Performance of the Adviser’s Similar Accounts
The Fund recently commenced operations.  The table below provides the performance of the Adviser’s CIP SPLUS Long Short Composite (the “Composite”) and a comparison of its performance with a broad measure of market performance.  The Composite performance shown is the performance of all the Adviser’s fully discretionary private accounts managed using investment objectives, policies and strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Fund.  During the periods shown in the table below, the Composite was managed, since inception, by Mr. Abitz, and supported by Mr. Franklin and Mr. Hanson.  The performance of the Fund may not correspond with the performance of the discretionary private accounts comprising the Composite.

The Composite returns were prepared by the Adviser in compliance with the Global Investment Performance Standards (GIPS®).  The returns are calculated by the Adviser on a total return basis, and include gains or losses plus income and the reinvestment of all distributions.  The returns reflect the deduction of an annual management fee of 1.00% of assets, paid monthly, brokerage commissions and execution costs paid by the accounts, without provision for Federal or state income taxes.  Custodial fees, if any, were not included in the calculations.

When available, the Fund’s average annual total return that will be disclosed in the Prospectus will be computed using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composite.  The performance returns of the Composite would have been lower had they been calculated using the standard formula promulgated by the SEC.  The private accounts comprising the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended.  If applicable, such limitations, requirements and restrictions might have adversely affected the performance returns of the Composite.

The performance data set forth below for the Composite is not the performance of the Fund.  This performance data should not be considered indicative of the Fund’s future performance.

Composite - Total Returns for the Periods Ended December 31, 2013:

	One Year (12/31/2013)	Since Inception (4/30/2012)	Since Inception (11/29/2013)
Composite (net of fees)	40.73%	53.29%1	N/A
Fund (net of fees)	N/A	N/A	-0.46%2
Russell 2000® Index	38.76%	45.83%	1.97%
(reflects no deduction for fees, expenses or taxes)

1	The Composite commenced operations on April 30, 2012.
2	The Fund commenced operations on November 29, 2013.

2.	Staff Comment: Please indicate whether the calculation of the Composite returns has been GIPS verified, and if so, include any required disclosures and consents related to GIPS verification.

Response:  The Trust responds by stating supplementally that the Composite returns have been calculated by the Fund’s investment adviser and have not been GIPS verified.  In accordance with GIPS standards, the Trust has not included any references to GIPS verification in the disclosure.

3.	Staff Comment: Please clarify the heading of the “One Year” column in the returns table to indicate that the One Year period is the year ending December 31, 2013.

Response:  The Trust responds by making the requested revision, as shown in the Trust’s response to Comment 1, above.

4.	Staff Comment: Please provide a supplemental explanation for the appropriateness of the Russell 2000® Index as the broad-based securities market index used for comparison in the returns table.

Response:  The Fund will generally select securities from smallest 2500 securities as ranked by market capitalization in the Russell 3000® Index.  As of December 31, 2013 the largest company in this universe had a market cap of $7.6 billion as compared to the Russell 2000® Index largest position at $5.3 billion.  Additionally, a performance comparison of the strategy to the Russell 2000® Index yields the highest R-squared and correlation versus other larger cap or broader universes such as the Russell 3000® Index, Russell 1000® Index, or the S&P 500®.

5.
Staff Comment:  The Staff requires that the Composite returns be shown with no greater prominence than the Fund’s returns.  Please include the Fund’s since inception performance in the Composite returns table, adjacent to the returns for the Composite.

Response:  The Trust responds by making the requested revision, as shown in the Trust’s response to Comment 1, above.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers